Exhibit 99.1
INDEX
TERRASPHERE SYSTEMS LLC.
CONVERTED ORGANICS INC.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Introduction

Unaudited Pro Forma Consolidated Balance Sheet as of September 30, 2010

Unaudited Pro Forma Consolidated Statements of Operations and Comprehensive Income (Loss) for the nine month period ended September 30, 2010

Unaudited Pro Forma Consolidated Statements of Operations and Comprehensive Income (Loss) for the year ended December 31, 2009

Notes to Unaudited Pro Forma Consolidated Financial Statements

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
Introduction
     On July 6, 2010, Converted Organics Inc. (the “Company”) and its wholly-owned subsidiary TerraSphere Inc. entered into a membership interest purchase agreement (“Agreement”) with TerraSphere Systems LLC to acquire 100% of the membership interests in TerraSphere Systems LLC (“TerraSphere”). On November 12, 2010, the Company completed its acquisition of 95% of TerraSphere. The acquisition will enable the Company to license TerraSphere’s patented Growth System, which is a system of modules and processes for growing plants in a controlled environment. The system uses and controls precise combinations of light, water, nutrition, gravity, centrifugal forces, and gasses to produce growing conditions that can be controlled and manipulated to result in desired plant growth and maximum crop production.
Terms
     The Agreement allows for an election by TerraSphere members to accept 1) 27,777,778 shares of Company common stock upon closing of the transaction (with a 6 month holding period) (“Option One”) or 2) 15,873,016 shares of Company common stock upon closing of the transaction with an option to earn an additional 21,164,021 shares of Company common stock in contingent consideration based upon TerraSphere achieving certain milestones and agreeing to an 18 month holding period on stock distributed to them (“Option Two”). Based on 26% of TerraSphere members’ electing Option One and 69% electing Option Two, the maximum total shares that could be issued is 32,777,778 of Company’s common stock valued per the Agreement. Per the Agreement, TerraSphere members who elected Option One will receive 7,222,222 shares of Company common stock upon closing and members electing Option Two will receive 10,952,381 shares of Company common stock upon closing and up to an additional 14,603,175 shares of Company common stock based on achieving the defined milestones (contingent consideration).
     Milestone One Payment: 4,563,492 shares of Company common stock, if, and only if, between the date of the Agreement and the 90th day following the closing date or the 180th day following the date of the Agreement, the following occurs (such shares to be payable within ten (10) business days of achievement of the following or the closing date, whichever is later): For a period of five (5) consecutive trading days, the Company’s market capitalization exceeds the sum of: (1) the Company’s initial market capitalization on the date of execution of the Agreement, plus (2) the closing price per share, multiplied by the number of shares of Company common stock to be issued at closing pursuant to the Agreement, and, if such calculation is being made prior to the closing date, including this Milestone One. If between the date of the Agreement and the 90th day following the closing date or the 180th day following the date of the Agreement, the Company completes an equity financing, the cash received from the equity financing during such period shall be added to the market capitalization. If between the closing date and December 31, 2011, the Buyer sells equity of either the Company or any of the Company’s subsidiaries, any cash received from such equity sales during such period shall be added to the market capitalization;
     Milestone Two Payment: 1,825,397 shares of Company common stock, if, and only if, $2,000,000 of TerraSphere’s accounts receivable as of the date of the Agreement are received prior to February 28, 2011;
     Milestone Three Payment: 4,563,492 shares of Company common stock, if, and only if, the Company generates gross margin of $6,000,000 (gross margin target) from its operations during the period commencing as of the date of the Agreement and ending on December 31, 2011; provided that, if the Company generates gross margin of at least $4,200,000 (gross margin threshold) from its operations during such period, the Sellers shall be entitled to a pro rata portion of the Company common stock; and
     Milestone Four Payment: 3,650,794 shares of Company common stock, if, and only if, the Company generates gross margin of $4,000,000 from its operations during any nine-month period commencing on the Agreement date and ending on December 31, 2012; provided that, if the Company achieves the Milestone Three gross margin threshold, but does not achieve the Milestone Three gross margin target, 83.3% of the difference between the Milestone Three gross margin target and the actual gross margins achieved pursuant to the Agreement (the “Milestone Three Deficiency”) may be added by the Sellers to the Milestone Four Payment and the Milestone Four gross margin target. Notwithstanding anything to the contrary herein, the total amounts payable pursuant to the Milestone Three Payment and Milestone Four Payment shall be no more than 8,214,286 shares of Company common stock.

The Company used the following assumptions to calculate fair value of the contingent consideration using the closing share price of $0.41:
     Milestone One: The acquisition of TerraSphere will diversify the Company’s base while still sustaining business practices that protect and value the environment, current customers, colleagues, and shareholders. The likelihood of meeting this milestone is largely dependent on the state of the U.S. economy and future market conditions, both of which are uncertain and unpredictable. If the U.S. economy becomes stagnant or the market conditions are not favorable for investors, the Company may not achieve this milestone. Based on the uncertainty of the U.S. economy and the unpredictability of the market over the next 6-12 months, the Company has estimated that the likelihood of achieving this milestone is 75% and, as such, has determined that the fair value of this contingent payment is approximately $1,403,000 or 3,422,619 shares.
     Milestone Two: The Company has reviewed the customers’ credit worthiness and ability to make the required installment payments. Based on this information, the Company has estimated that the likelihood of achieving this milestone is 95% and, as such, has determined that the fair value of this contingent payment is approximately $711,000 or 1,734,127 shares.
     Milestones Three and Four: The Company has evaluated milestones three and four together as they can be achieved over the same milestone period. The Company has reviewed TerraSphere’s operating estimates and historical data and believes these milestones are achievable. TerraSphere’s plans are based on the U.S. economy continuing to grow at a steady rate, investors investing in new technology and market acceptance of the Growth System technology. If the U.S. economy becomes stagnant or the market conditions are not favorable or the technology is not well received during the milestone periods, the Company may not achieve the milestones. Based on the uncertainty of the U.S. economy and the unpredictability of the market over the next 36 months, the Company has estimated that the likelihood of achieving milestones three and four is 50% and as such, has determined that the fair value of these contingent payments is approximately $1,684,000 or 4,107,143 shares.
     The estimated purchase price at fair value is as follows:

Election of Option One	$2,961,000
Election of Option Two	4,490,000
Milestone one payment	1,403,000
Milestone two payment	711,000
Milestones three and four payments	1,684,000

$11,249,000

     The following unaudited pro forma consolidated financial information gives effect to the Company acquiring 95% of the membership interest in TerraSphere Systems, LLC on November 12, 2010 and should be read in conjunction with the Company’s Form 8-K dated July 6, 2010 and filed on July 7, 2010, the historical financial statements and the related notes of Converted Organics Inc., which are included in our Annual Report on Form 10-K for the year ended December 31, 2009, the quarterly financial statements and the related notes of Converted Organics, Inc., which are included in our Form 10-Q as of September 30, 2010 and the TerraSphere Systems, LLC financial statements which are included herein.
     The unaudited pro forma consolidated balance sheet as of September 30, 2010 gives effect to the acquisition of TerraSphere Systems, LLC transaction as if it had occurred on September 30, 2010, and the unaudited pro forma consolidated statements of operations and comprehensive income (loss) for the year ended December 31, 2009 and for the nine month period ended September 30, 2010 give effect to the acquisition as if it had occurred on January 1, 2009.
     The unaudited pro forma consolidated financial statements include all material pro forma adjustments necessary for their preparation, as required by Article 11 of Regulation S-X and, accordingly, do not assume any benefits from cost savings or synergies of operations.
     The pro forma adjustments are based upon available information and certain assumptions that the Company believes are reasonable. The unaudited pro forma consolidated financial statements do not purport to represent what the Company’s financial condition or results of operations would actually have been had these transactions in fact occurred as of the dates indicated above or to project the Company’s results of operations for the period indicated or for any other period.
     Changes in the fair value of contingent consideration that the Company recognizes after the acquisition date may be the result of additional information about facts and circumstances that existed at the acquisition date that the Company obtained after that date. Such changes are considered to be measurement period adjustments and would adjust the purchase price for changes within one year from the acquisition date. Contingent consideration classified as an asset or a liability that exceed a year from the acquisition date is remeasured at fair value and recognized in earnings.

CONVERTED ORGANICS INC.
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
AS OF SEPTEMBER 30, 2010

	Historical
	Converted Organics	Pro Forma		Pro Forma
	Inc. and subsidiaries	Adjustments	Reference	Consolidated
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$483,068	$98,633	(1)	$581,701
Restricted cash	613,295	—		613,295
Accounts receivable, net	414,824	2,820,000	(1)	3,234,824
Inventories	110,915	—		110,915
Other prepaid expenses	53,406	256,831	(1)	310,237
Assets of discontinued operations and held for sale	2,598,230	—		2,598,230

Total current assets	4,273,738	3,175,464		7,449,202

Deposits	336,357	—	(1)	336,357
Other assets	500,000	5,908		505,908
Property and equipment, net	676,260	177,677	(1)	853,937
Construction-in-progress	357,118	97,673	(1)	454,791
Intangible assets, net	1,779,613	9,587,000	(1)	11,366,613
Non-current assets of discontinued operations	1,271,158	—		1,271,158

Total assets	$9,194,244	$13,043,722		$22,237,966

LIABILITIES AND OWNERS’ EQUITY (DEFICIT)

CURRENT LIABILITIES
Term notes payable — current	$—	$452,351	(1)	$452,351
Accounts payable	1,294,798	1,259,909	(1)	2,554,707
Accrued compensation, officers, directors and consultants	513,745	—		513,745
Accrued legal and other expenses	216,914	21,244	(1)	238,158
Deferred revenue	—	61,218	(1)	61,218
Capital lease obligations — current	—	—		—
Liabilities of discontinued operations	6,047,844	—		6,047,844

Total current liabilities	8,073,301	1,794,722		9,868,023

Capital lease obligation, net of current portion	—	—		—
Term notes payable, net of current portion	—	—		—
Derivative liabilities	1,434,127	—		1,434,127
Non-current liabilities of discontinued operations	17,531,311	—		17,531,311

Total liabilities	27,038,739	1,794,722		28,833,461

COMMITMENTS AND CONTINGENCIES	—	—		—

OWNERS’ EQUITY (DEFICIT)
Preferred stock, $.0001 par value, authorized 10,000,000 shares; no shares issued and outstanding	—	—		—
Common stock, $.0001 par value, authorized 250,000,000 shares	4,414	2,744	(1)	7,158
Additional paid-in capital	63,662,679	11,246,256	(1)	74,908,935
Accumulated deficit	(81,511,588)	—		(81,511,588)

Total owners’ equity	(17,844,495)	11,249,000		(6,595,495)

Total liabilities and owners’ equity	$9,194,244	$13,043,722		$22,237,966

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

CONVERTED ORGANICS INC.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME (LOSS)
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2010

	Historical
	Converted Organics	Pro Forma		Pro Forma
	Inc. and subsidiaries	Adjustments	Reference	Consolidated
Revenues	$2,765,641	$4,502,549	(2)	$7,268,190

Cost of good sold	2,020,752	703,301	(2)	2,724,053

Gross income	744,889	3,799,248		4,544,137

Operating expenses
General and administrative expenses	10,413,049	1,046,185	(2)	11,459,234
Research and development	176,650	35,448	(2)	212,098
Amortization of capitalized costs	216,006	508,532	(2), (3)	724,538

Loss from operations	(10,060,816)	2,209,083		(7,851,733)

Other income/(expenses)
Other income	7,871	94,532	(2)	102,403
Derivative gain/(loss)	1,160,711	—		1,160,711
Interest expense	(15,883)	(14,382)	(2)	(30,265)

	1,152,699	80,150		1,232,849

Loss from continuing operations before provision for income taxes	(8,908,117)	2,289,233		(6,618,884)

Provision for income taxes	—	—	(4)	—

Net loss from continuing operations	(8,908,117)	2,289,233		(6,618,884)
Net loss from discontinued operations	(22,711,406)	—		(22,711,406)

Net income (loss)	(31,619,523)	2,289,233		(29,330,290)

Net income (loss) attributable to noncontrolling interest	—	(335,795)	(2)	(335,795)

Net income (loss) attributable to Converted Organics Inc. before other comprehensive income (loss)	(31,619,523)	2,625,028		(28,994,495)

Other comprehensive income (loss):
Foreign currency translation adjustment	—	(17,308)	(2)	(17,308)

Comprehensive income (loss)	(31,619,523)	2,607,720		(29,011,803)
Comprehensive income (loss) attributable to noncontrolling interest	—	(2,596)	(2)	(2,596)

Comprehensive income (loss) attributable to Converted Organics Inc.	$(31,619,523)	$2,610,316		$(29,009,207)

Net loss per share, basic and diluted	$(0.78)		(5)	$(0.43)

Weighted average common shares outstanding	40,354,562		(5)	67,793,055

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

CONVERTED ORGANICS INC.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2009

	Historical
	Converted Organics	Pro Forma		Pro Forma
	Inc. and subsidiaries	Adjustments	Reference	Consolidated
Revenues	$2,633,782	$36,732	(2)	$2,670,514

Cost of good sold	6,914,857	—		6,914,857

Gross loss	(4,281,075)	36,732		(4,244,343)

Operating expenses
General and administrative expenses	10,049,830	1,291,586	(2)	11,341,416
Research and development	637,142	613	(2)	637,755
Depreciation expense	723,846	—		723,846
Amortization of capitalized costs	357,718	645,516	(2), (3)	1,003,234
Amortization of license	16,500	—		16,500

Loss from operations	(16,066,111)	(1,900,983)		(17,967,094)

Other income/(expenses)
Interest income	24,097	—		24,097
Loss on impairment of long-term assets	(3,928,129)	—		(3,928,129)
Derivative gain/(loss)	5,766,035	—		5,766,035
Other income	68,995	55,114	(2)	124,109
Interest expense	(6,970,675)	(9,218)	(2)	(6,979,893)

	(5,039,677)	45,896		(4,993,781)

Loss before provision for income taxes	(21,105,788)	(1,855,087)		(22,960,875)

Provision for income taxes	—	—	(4)	—

Net loss	(21,105,788)	(1,855,087)		(22,960,875)

Net income (loss) attributable to noncontrolling interest	—	74,934	(2)	74,934

Net income (loss) attributable to Converted Organics Inc. before other comprehensive income (loss)	(21,105,788)	(1,930,021)		(23,035,809)

Other comprehensive income (loss):

Foreign currency translation adjustment	—	(57,491)	(2)	(57,491)

Comprehensive income (loss)	(21,105,788)	(1,987,512)		(23,093,300)

Comprehensive income (loss) attributable to noncontrolling interest	—	(8,623)	(2)	(8,623)

Comprehensive income (loss) attributable to Converted Organics Inc.	$(21,105,788)	$(1,978,889)		$(23,084,677)

Net loss per share, basic and diluted	$(1.08)		(5)	$(0.49)

Weighted average common shares outstanding	19,569,853		(5)	47,137,489

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

CONVERTED ORGANICS INC.
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
The following numbered notes are referenced on the Unaudited Pro Forma Consolidated Balance Sheet and Statements of Operations and Comprehensive Income (Loss).
(1)	The Company purchased 95% of the membership interests in TerraSphere Systems, LLC, for consideration and contingent consideration with an estimated fair value of $11,249,000 all consideration is to be paid in the Company’s common stock.

The estimated purchase price has been allocated to the assets and liabilities on a preliminary basis using estimated fair value information currently available. The allocation of the purchase price to the assets and liabilities will be finalized within a year as the Company obtains more information regarding asset valuations, liabilities assumed, contingent consideration and revisions of preliminary estimates of fair value made as the date of purchase. The preliminary purchase price allocation is as follows:

Cash and cash equivalents	$98,633
Accounts receivable	2,820,000
Other assets	262,739
Leasehold improvements	177,677
Construction-in-process	97,673
Patents and patent related costs	9,587,000
Assumption of liabilities	(1,794,722)

Total allocation of purchase price (*)	$11,249,000

The Company plans to amortize the leasehold improvements over their estimated service lives or the remaining terms of the related leases, whichever are shorter. Patents and patent related costs will be amortized over the 15 year remaining life of the patents.

(*)	The purchase price of $11,249,000 is an estimate based on the assumptions listed in the “Unaudited Pro Forma Condensed Combined Financial Statements” section of this document. Actual results could vary significantly from this estimate. Any adjustments within one year would adjust the purchase price. Adjustments after one year of the acquisition date are remeasured to fair value at each reporting date until the contingency is resolved and the changes in fair value are recognized in earnings in accordance with ASC 805 “Business Combinations”.

(2)	The operations of TerraSphere Systems, LLC are consolidated with the operations of Converted Organics Inc. assuming that the transaction was completed on January 1, 2009.

(3)	Amortization expense related to the fair value assigned to the patent and patent related costs.

(4)	TerraSphere Systems, LLC provision for income taxes has been eliminated to give effect to the transaction occurring on January 1, 2009.

(5)	Earnings per share has been recalculated to reflect the number of common stock shares issued in acquiring TerraSphere.

TERRASPHERE SYSTEMS LLC
CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009
AND FOR THE THREE AND NINE MONTH PERIODS ENDED
SEPTEMBER 30, 2010 AND 2009

TERRASPHERE SYSTEMS LLC
TABLE OF CONTENTS

Page
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets as of September 30, 2010 (Unaudited) and December 31, 2009	1

Consolidated Statements of Operations and Comprehensive Income (Loss) for the three and nine month periods ended September 30, 2010 and 2009 (Unaudited)	2

Consolidated Statement of Changes in Members’ Equity (Deficit) for the nine month period ended September 30, 2010 (Unaudited)	3

Consolidated Statements of Cash Flows for the nine month periods ended September 30, 2010 and 2009 (Unaudited)	4

Notes to Consolidated Interim Financial Statements (Unaudited)	5

TERRASPHERE SYSTEMS LLC
CONSOLIDATED BALANCE SHEETS

	September 30, 2010
	(Unaudited)	December 31, 2009
ASSETS
Current assets:
Cash	$98,633	$197,046
Accounts receivable	2,820,000	—
Tax refund receivable	203,106	15,244
Inventories — work in process	—	34,565
Prepaid expenses	53,725	42,100

Total current assets	3,175,464	288,955

Leasehold improvements, net	177,677	161,948
Patent and patent related costs, net	155,127	134,932
Pre-construction costs	97,673	—
Other assets	5,796	5,692

Total assets	$3,611,737	$591,527

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Note payable	$350,000	$—
Note payable — member	20,000	20,000
Due to member	82,351	102,292
Accounts payable	1,259,909	732,866
Accrued expenses	21,244	6,862
Deferred tax liability	981,000	—
Deferred revenue	61,218	763,767

Total current liabilities	2,775,722	1,625,787

Members’ equity (deficit):
TerraSphere Systems LLC members’ equity (deficit):
Members’ equity (deficit)	1,179,903	(1,043,475)
Accumulated other comprehensive loss	(56,966)	(42,254)

Total Terrasphere Systems LLC members’ equity (deficit)	1,122,937	(1,085,729)
Noncontrolling interest	(286,922)	51,469

Total members’ equity (deficit)	836,015	(1,034,260)

Total liabilities and members’ equity (deficit)	$3,611,737	$591,527

The accompanying notes are an integral part of these consolidated interim financial statements.

TERRASPHERE SYSTEMS LLC
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(UNAUDITED)

	Three month periods ended		Nine month periods ended
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
Revenue:
Sales	$—	$—	$675,000	$—
Licensing and marketing fees	9,183	9,183	3,827,549	27,549

	9,183	9,183	4,502,549	27,549

Cost of goods sold	—	—	703,301	—

Gross profit	9,183	9,183	3,799,248	27,549

General and administrative expense	235,797	144,362	1,075,367	621,620
Amortization expense	12,767	1,759	35,448	5,168

Income (loss) from operations	(239,381)	(136,938)	2,688,433	(599,239)

Other income (expense)
Other income (expense), net	(10,355)	(24,680)	110,575	(21,433)
Foreign currency gain (loss)	25,852	(19,443)	(16,043)	(8,312)
Interest expense	(6,493)	(5,666)	(14,382)	(7,070)

Total other income (expense)	9,004	(49,789)	80,150	(36,815)

Net income (loss) before tax provision	(230,377)	(186,727)	2,768,583	(636,054)

Provision for (benefit from) income taxes	(130,000)	—	981,000	—

Net income (loss)	(100,377)	(186,727)	1,787,583	(636,054)

Net loss attributable to noncontrolling interest	(34,393)	(19,740)	(335,795)	(50,663)

Net income (loss) attributable to TerraSphere Systems LLC before other comprehensive income (loss)	(65,984)	(166,987)	2,123,378	(585,391)

Other comprehensive income (loss):
Foreign currency translation adjustment	(33,582)	(28,048)	(17,308)	(45,274)

Comprehensive income (loss)	(99,566)	(195,035)	2,106,070	(630,665)
Comprehensive loss attributable to noncontrolling interest	(5,037)	(4,207)	(2,596)	(6,791)

Comprehensive income (loss) attributable to TerraSphere Systems LLC	$(94,528)	$(190,828)	$2,108,666	$(623,874)

The accompanying notes are an integral part of these consolidated interim financial statements.

TERRASPHERE SYSTEMS LLC
CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2010
(UNAUDITED)

	TerraSphere Systems LLC
		Accumulated
		Other			Members’ Equity
	Members’ Equity	Comprehensive		Noncontrolling	(Deficit)
	(Deficit)	Loss	Total	Interest	Total
Balance, December 31, 2009	$(1,043,475)	$(42,254)	$(1,085,729)	$51,469	$(1,034,260)
Contributions	100,000	—	100,000	—	100,000
Foreign currency translation adjustment	—	(14,712)	(14,712)	(2,596)	(17,308)
Net income (loss)	2,123,378	—	2,123,378	(335,795)	1,787,583

Balance, September 30, 2010	$1,179,903	$(56,966)	$1,122,937	$(286,922)	$836,015

The accompanying notes are an integral part of these consolidated interim financial statements.

TERRASPHERE SYSTEMS LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Nine month periods ended
	September 30, 2010	September 30, 2009
Net income (loss)	$1,787,583	$(636,054)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Amortization of patents and patent related costs	6,266	5,168
Amortization of leasehold improvements	29,182	—
Deferred income taxes	981,000	—
Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable	(2,820,000)	400,000
Other receivables	(186,794)	112,020
Inventories	34,565	—
Prepaid expenses	(11,625)	(30,850)
Other assets	—	3,766
Increase (decrease) in:
Accounts payable	523,404	75,464
Accrued expenses	14,382	(2,772)
Deferred revenue	(702,549)	372,451

Net cash (used in) provided by operating activities	(344,586)	299,193

Cash flows from investing activities:
Patent and patent related costs	(26,461)	(42,781)
Expenditures for leasehold improvements	(97,673)	—
Pre-construction costs	(41,875)	—

Net cash used in investing activities	(166,009)	(42,781)

Cash flows from financing activities:
Member contributions	100,000	100,000
Proceeds from note payable	350,000	—
Proceeds from note payable — member	—	20,000
Advances from (repayments to) member	(19,941)	102,291

Net cash provided by financing activities	430,059	222,291

Effect of exchange rate changes on cash	(17,877)	(135,127)

(Decrease) increase in cash	(98,413)	343,576

Cash, beginning of period	197,046	8,083

Cash, end of period	$98,633	$351,659

The accompanying notes are an integral part of these consolidated interim financial statements.

TERRASPHERE SYSTEMS LLC
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
NOTE 1 — NATURE OF OPERATIONS
TerraSphere Systems LLC (“TerraSphere” or the “Company”), located in Boston, Massachusetts, designs and builds highly efficient systems for growing organic fruits and vegetables in a controlled, indoor environment. The Company partners with private businesses and public institutions to create solutions for food production challenges. The Company derives its revenues from licensing fees and royalties, as well as the sale of equipment and expects future revenue from operating facilities using the TerraSphere System. The TerraSphere System uses technology to operate automated, software driven plant growth systems that can be used to grow a variety of crops, from lettuce to tree seedlings to rare medicinal herbs. On November 12, 2010, Converted Organics, Inc. acquired 95% of the membership interest of TerraSphere (See Note 11).
PharmaSphere, LLC (“PharmaSphere”), located in Boston, Massachusetts, is a wholly-owned subsidiary of TerraSphere. PharmaSphere’s business plan is to utilize the TerraSphere System for the production of high value biocompounds sourced from plants and used as active pharmaceutical ingredients and for the production of transgenic plants (genetically engineered plants) for the biotechnology market. PharmaSphere has a wholly-owned subsidiary PharmaSphere Worcester, LLC, which was formed to build a facility in Worcester, Massachusetts utilizing PharmaSphere’s business plan. The building of the facility has not commenced. PharmaSphere has no revenue to date.
TerraSphere Systems Canada, Inc. (“TerraSphere Canada”), located in Vancouver, British Columbia, operates the research and manufacturing facility for TerraSphere and is eighty-five percent owned by TerraSphere.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
CONSOLIDATION
The accompanying consolidated financial statements include the transactions and balances of TerraSphere System LLC and its wholly-owned subsidiary, PharmaSphere, LLC. The assets, liabilities and results of operations of TerraSphere Systems Canada, Inc. are also included in the consolidated financial statements with appropriate recognition of noncontrolling interest. All intercompany transactions and balances have been eliminated in consolidation.
CODIFICATION
Effective July 1, 2009, the Financial Accounting Standard Board’s (“FASB”) Accounting Standards Codification (“ASC”) became the single official source of authoritative, non-governmental U.S. generally accepted accounting principles (“GAAP”). The historical GAAP hierarchy was eliminated and the ASC became the only level of authoritative GAAP. The Company’s accounting policies were not affected by the conversion to ASC.

TERRASPHERE SYSTEMS LLC
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
FOREIGN OPERATIONS
The accounting records of TerraSphere Canada are maintained in Canadian dollars, its functional currency. Revenue and expense transactions are translated to U.S. dollars using the average exchange rate of the month in which the transaction took place. Assets and liabilities are translated to U.S. dollars using the exchange rate in effect as of the balance sheet date. Equity transactions are translated to U.S. dollars using the exchange rate in effect as of the date of the equity transaction. Translation gains and losses are reported as a component of accumulated other comprehensive income or loss. Gains and losses resulting from transactions which are denominated in other than functional currencies are reported as foreign currency exchange gain or loss in the statements of operations and comprehensive income (loss) in the period the gain or loss occurred.
USE OF ESTIMATES
The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures in the consolidated financial statements. Actual results could differ from those estimates.
ACCOUNTS RECEIVABLE
Accounts receivable represent balances due from customers, net of applicable reserves for doubtful accounts. In determining the need for an allowance, objective evidence that a single receivable is uncollectible, as well as historical collection patterns for accounts receivable are considered at each balance sheet date. At September 30, 2010 and December 31, 2009, the Company has determined that an allowance for doubtful accounts is not deemed necessary.
INVENTORIES
Inventories are valued at the lower of cost or market, with cost determined by the first in, first out method. Inventories consisted of the work-in-process related to twelve TerraSphere System units at December 31, 2009. There were no inventory reserves deemed necessary at December 31, 2009.
LEASEHOLD IMPROVEMENTS
Leasehold improvements are carried at cost and are amortized over their estimated service life or the remaining term of the related lease, whichever is shorter. Amortization expense incurred for the nine month periods ended September 30, 2010 and 2009 was $29,182 and $-0-, respectively.

TERRASPHERE SYSTEMS LLC
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
PATENT AND PATENT RELATED COSTS
The Company accounts for its patent and patent related costs in accordance with Financial Accounting Standards Board’s Accounting Standards Codification (“ASC”) ASC 350, which requires that intangible assets with finite lives, such as the Company’s specifically identifiable costs for patent and patent applications, be capitalized and amortized over their respective estimated lives and reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable.
PRE-CONSTRUCTION COSTS
Pre-construction costs include architectural and engineering services related to the building of the PharmaSphere facility.
REVENUE RECOGNITION

Revenue is recognized when all of the following criteria are met:
•	Persuasive evidence of a sales arrangement exists;

•	Delivery of the product has occurred;

•	The sales price is fixed or determinable; and

•	Collectability is reasonably assured.
In those cases where all four criteria are not met, the Company defers recognition of revenue until the period these criteria are satisfied. Revenue is generally recognized upon shipment or upon completed performance on exclusive technology licenses where the term is equal to the life of the associated intellectual property.
The Company recognizes deferred revenue when payment has been received for product sales but the revenue recognition criteria have not been met. In addition, the Company defers revenue when payment has been received for future services to be provided.
INCOME TAXES
No provision for income taxes is recognized for the period from January 1, 2010 through February 21, 2010 and for all prior periods because the Company is a limited liability company. In lieu of federal and state income taxes, all income, losses, deductions and credits pass through to the members for them to report on their personal returns.
The Company elected to be treated as a taxable association effective February 22, 2010 for United States federal and state tax purposes. The Company accounts for income taxes following the asset and liability method in accordance with ASC 740. Under such method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years that the asset is expected to be realized or the liability settled.

TERRASPHERE SYSTEMS LLC
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
INCOME TAXES (Continued)
Management has performed an evaluation of the Company’s tax positions, ensuring that these tax return positions meet the “more likely than not” recognition threshold and can be measured with sufficient precision. These evaluations provide management with a comprehensive model for how the Company should recognize, measure, present and disclose in its financial statements certain tax positions that the Company has taken or expects to take on income tax returns. Based upon these evaluations, management has concluded that the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements as of September 30, 2010. See Note 9 for additional information. The Company is subject to U.S. federal, state and local, or non-U.S. income tax examinations for years after 2006.
RESEARCH AND DEVELOPMENT
Research and development costs are charged to operations as incurred. There were no research and development costs incurred for the nine month periods ended September 30, 2010 and 2009.
FAIR VALUE MEASUREMENTS
The Company applies ASC 820, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. ASC 820 applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements; accordingly, the standard does not require any new fair value measurements of reported balances.
ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).
Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

TERRASPHERE SYSTEMS LLC
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
NOTE 3 — CONCENTRATION OF CREDIT RISK
The Company’s financial instruments that are exposed to a concentration of credit risk are cash and accounts receivable.
Cash - The Company places its cash deposits with credit worthy banking institutions in the United States and Canada which are continually reviewed by management. From time to time, the bank balances of the Company’s cash may exceed current United States and Canadian insured limits. The Company, however, has not experienced any losses in this area and management believes its cash deposits are not subject to significant credit risk. At September 30, 2010 and December 31, 2009, the Company’s did not have cash balances on deposit that exceeded United States and Canadian federal depository insurance limits.
Accounts receivable - Four customers accounted for 100% of the Company’s accounts receivable at September 30, 2010. Five customers accounted for 100% of revenue for the nine month period ended September 30, 2010.
NOTE 4 — PATENT AND PATENT RELATED COSTS
The following reflects the Company’s patent and patent related costs at:

	September 30, 2010	December 31, 2009
Carousel with spheres patent	$32,407	$32,407
Carousel with arcuate ribs patent	9,666	9,666
Rotatable carousel with arcuate ribs patent	13,582	13,582
Carousel with spheres application (Canadian)	10,259	7,199
Carousel with spheres application (Canadian)	6,711	5,836
Carousel with spheres application (European)	21,024	19,001
Carousel with spheres application (Chinese)	11,901	10,391
Carousel with spheres application (Hong Kong)	1,461	1,461
Carousel with spheres application (Japanese)	14,901	14,901
Rotatable carousel with arcuate ribs application	8,514	8,514
Rotatable carousel with drum-like members (Canadian)	5,900	4,760
Rotatable carousel with drum-like members application	8,985	5,267
Carousel with spheres application	10,040	10,040
Tray apparatus application	5,780	5,780
Collapsible stack application	6,140	6,140
Marchildon application	2,338	2,338
Apparatus for growing plants application	14,135	—

Total	183,744	157,283
Less: accumulated amortization	28,617	22,351

Patent and patent related costs, net	$155,127	$134,932

Amortization expense for the nine month periods ended September 30, 2010 and 2009 was $6,266 and $5,168, respectively.

TERRASPHERE SYSTEMS LLC
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
NOTE 4 — PATENT AND PATENT RELATED COSTS (Continued)
Amortization expense is expected to be as follows in the years ending December 31:

2010 (October 1, 2010 through December 31, 2010)	$2,034
2011	8,136
2012	8,136
2013	8,136
2014	8,136
Thereafter	120,549

Total	$155,127

NOTE 5 — NOTES PAYABLE
On August 27, 2010, the Company entered into a note payable to a third party in the amount of $350,000, with a fixed interest rate of 15% per annum. Interest only payments totaling $4,375 are due monthly with the principal balance due August, 27, 2011. The Company has accrued interest totaling $4,375 as of September 30, 2010.
On May 29, 2009, the Company issued an unsecured note payable to a member in the amount of $20,000, with a fixed interest rate of 10% per annum, maturing July 29, 2009. The Company is in default of the note and the member has not called the note as of September 30, 2010. The Company has accrued interest totaling $2,685 and $1,189 as of September 30, 2010 and December 31, 2009, respectively, and incurred $1,496 in interest expense for the nine months ended September 30, 2010 and incurred $181 in interest expense for the nine months ended September 30, 2009.
NOTE 6 — DUE TO MEMBER
In 2009, a member provided an advance to the Company for working capital purposes at an interest rate of 10% per annum. The principal amount due to the member at September 30, 2010 and December 31, 2009 is $82,351 and $102,292, respectively. The Company has accrued interest totaling $14,184 and $5,673 as of September 30, 2010 and December 31, 2009, respectively and incurred $8,511 and $3,202 in interest expense for the nine month periods ended September 30, 2010 and 2009, respectively.
NOTE 7 — DEFERRED REVENUE
The Company has recognized deferred revenue of $61,218 and $763,767 at September 30, 2010 and December 31, 2009, respectively.
On May 18, 2007, TerraSphere Canada entered into a marketing agreement with the Squamish Nation (“Squamish”) to promote the TerraSphere System to other First Nations bands in Canada for $200,000 Canadian dollars ($183,772 U.S.). The Company is recognizing the marketing fee over the term of the agreement (See Note 10). At September 30, 2010 and December 31, 2009, deferred revenue associated with this agreement is approximately $61,000 and $89,000, respectively.
The Company deferred a $675,000 payment from the Squamish received in December 2009 relating to twelve TerraSphere System units which were delivered during the first three months of 2010. Accordingly, the associated revenue was recognized during the first quarter of 2010.

TERRASPHERE SYSTEMS LLC
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
NOTE 8 — LICENSING FEES
The Company has developed a system of modules and processes for growing plants in a controlled environment. The system uses and controls precise combinations of light, water, nutrition, gravity, centrifugal forces, and gasses to produce growing conditions that can be controlled and manipulated to result in desired plant growth and maximum crop production (the “Growth System”). The Company has granted exclusive licenses to use the Growth System for the remaining term of the associated patents. Revenue recognized in connection with these license agreements was $3,800,000 for the nine months ended September 30, 2010 as the Company has determined the revenue recognition criteria have been met.
NOTE 9 — INCOME TAXES
The Company elected to be treated as a taxable association effective February 22, 2010 (See Note 2).
Income taxes for United States federal and state tax purposes for the nine month period ended September 30, 2010 consisted of the following:

Current	$—
Deferred	981,000

$981,000

Deferred income taxes reflect the net tax effects of temporary differences between the cash basis of accounting used for income tax purposes and the accrual basis of accounting used for financial reporting purposes. The principal sources of these differences include the carrying amounts of accounts receivable, accounts payable and deferred revenue for financial statement purposes which are not recognized for income tax purposes.
Principal components of the Company’s net deferred tax liability at September 30, 2010 are as follows:

Accounts receivable	$1,072,000
Accounts payable	(114,000)
Deferred revenue	23,000

$981,000

The tax rate based on the federal and state statutory rates is reconciled to the effective tax rate for the nine month period ended September 30, 2010 as follows:

Federal and state statutory income tax rates	34%
Increase (decrease) resulting from:
Exclusion of net loss incurred in period prior to corporate tax election	2%
Exclusion of accrual to tax affect	(1%)

Effective tax rate	35%

TERRASPHERE SYSTEMS LLC
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
NOTE 10 — COMMITMENTS AND CONTINGENCIES
LEASE
The Company has entered into an operating lease agreement commencing November 1, 2009 for warehouse space in Vancouver, British Columbia for TerraSphere Canada. The term is five years and the Company has a right to extend for an additional five years. Future minimum payments under this lease are as follows:

2010 (October 1, 2010 through December 31, 2010)	$22,500
2011	89,990
2012	89,990
2013	89,990
2014	74,990

Total	$367,460

Rent expense incurred in connection with this lease was approximately $68,000 for the nine months ended September 30, 2010.
MARKETING AGREEMENT
On May 18, 2007, TerraSphere Canada entered into a marketing agreement with the Squamish Nation to promote the TerraSphere System to other First Nations bands in Canada. The Squamish paid TerraSphere $200,000 Canadian dollars ($183,772 U.S.) to secure the rights to work with the First Nations bands across Canada through May 2012. This fee is being recognized as revenue over the term of the agreement (Note 7). Revenue recognized in connection with this agreement was $27,549 for the nine months ended September 30, 2010 and 2009.
In addition, the agreement stipulates that Squamish will receive a fee of 10% of any license fee agreement executed between TerraSphere and a First Nations band. Squamish also has the right of first refusal to participate in an ownership interest of any venture formed pursuant to the First Nation band license agreement. These rights must be executed no later than May 2012. No fees have been paid or accrued for the nine months ended September 30, 2010 and 2009.
NOTE 11 — SUBSEQUENT EVENTS
On July 6, 2010, the members of TerraSphere entered into a membership acquisition agreement with Converted Organics, Inc (“Converted”), a publicly traded company, whereby Converted agreed to acquire 95% of the membership interest of TerraSphere solely in exchange for shares of Converted’s common stock estimated at a maximum purchase price of $13.4 million, subject to certain adjustments. On November 12, 2010, Converted acquired 95% of the membership interest of TerraSphere.
In connection with the preparation of the consolidated financial statements, management evaluated subsequent events after the balance sheet date of September 30, 2010 through November 15, 2010.